RVeldman@prestongates.com

949-623-3535

August 21, 2006

VIA EDGAR

(202) 772-9210

Ms. Barbara C. Jacobs

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Artificial Life, Inc.

Proxy Statement on Schedule 14A

File No. 0-25075

Dear Ms. Jacobs:

Artificial Life, Inc. is filing, concurrently herewith via EDGAR, its Definitive Proxy Statement on Schedule 14A along with a marked copy showing changes made from the company’s Preliminary Proxy Statement filed on August 4, 2006. The changes reflect the comments set forth in your letter to the company dated August 11, 2006 and subsequent conversations with the Staff. The company acknowledges that its Annual Report on Form 10-KSB remains under review by the Staff at this time.

Sincerely,

/S/ RAYMOND L. VELDMAN

Raymond L. Veldman

cc:	Mr. Daniel Lee

Mr. Jeff Werbitt

Mr. Eberhard Schoneburg

RVeldman@prestongates.com

949-623-3535

August 15, 2006

VIA FACSIMILE

(202) 772-9210

Ms. Barbara C. Jacobs

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Artificial Life, Inc. Preliminary Proxy Statement on Schedule 14A filed August 4, 2006 File No. 0-25075

Dear Ms. Jacobs:

On behalf of Artificial Life, Inc., we are responding to your comment letter, dated August 11, 2006, to Mr. Eberhard Schoneburg, President and Chief Executive Officer of the company, regarding the company’s Preliminary Proxy Statement on Schedule 14A filed on August 4, 2006.

Enclosed herewith are marked pages to the Preliminary Proxy Statement indicating the revisions that the company proposes to make in response to the Staff’s comments, together with proposed inserts. For convenience, we have reprinted the Staff’s comments below and thereunder set forth the related response.

Proposal No. 2, page 5

1.

COMMENT: Please advise us whether and how you have complied with the requirements of Section 242(b) of the General Corporation Law of Delaware with respect to your proposal and prospective amendment(s) to your charter. In amending your charter, Section 242(b) requires the board of directors to “adopt a resolution setting forth the amendment proposed, declaring its advisability.” Your disclosure does not indicate whether the board of directions adopted the amendment(s) for which you are seeking stockholder approval. Please revise your disclosure as appropriate.

RESPONSE: The board of directors has adopted a resolution setting forth the amendment proposed and declaring its advisability in accordance with Section 242(b) of

Ms. Barbara C. Jacobs
August 15, 2006

the General Corporation Law of Delaware. The company proposes to amend the proxy statement at page 6 to include a statement to this effect as marked in the attached.

2.

COMMENT: Please disclose the number of shares under your proposed increase in authorized capital that will be available for issuance and provide a tabular presentation indicating the current number of shares issued and outstanding or otherwise reserved and the percentage of the current and proposed authorized capital such shares represent or will represent.

RESPONSE: The company proposes to amend the proxy statement at page 6 to include the information set forth in the enclosed INSERT B under the subheading “Shares Available for Future Issuance.”

3.

COMMENT: Please disclose whether you presently have any plans, proposals or arrangements to issue any of the proposed newly authorized shares of common stock for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete descriptions of the future acquisitions and/or financing transactions. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares of common stock.

RESPONSE: The company proposes to add the requested disclosure at page 5 as set forth in the enclosed INSERT A.

4.

COMMENT: In light of the prospective increase in available capital as a result of your proposal, please refer to Release No. 34-15230 and discuss the possible anti-takeover effects of the increase in available capital. Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent stockholders.

RESPONSE: The company proposes to add the disclosures set forth in enclosed INSERT B under the subheading “Other Considerations” at page 6 of the proxy statement.

Proposal No. 3, page 7

5.

COMMENT: We note that you have granted options under your 1998 equity incentive plan in excess of the shareholder-approved amount of 3,700,000. As a result, it appears that additional disclosure pursuant to Items 10(a) and (b)(2) is necessary with respect to

Ms. Barbara C. Jacobs
August 15, 2006

the options granted for shares in excess of the shareholder-approved amount. Please revise or otherwise advise.

RESPONSE: The company proposes to replace the information under the subheading “New Plan Benefits” on page 10 with the information set forth in the enclosed INSERT C.

        We propose to incorporate the foregoing revisions to the company’s proxy statement in a Definitive Proxy Statement on Schedule 14A and appreciate the opportunity to respond to the Staff’s comments in this manner. In connection with the filing of the Definitive Proxy Statement, the company will provide a written statement setting forth the acknowledgements requested in your comment letter.

        If you have any questions or comments concerning this response, please do not hesitate to contact me at (949) 623-3535.

Sincerely, /S/ RAYMOND L. VELDMAN Raymond L. Veldman

cc:	Mr. Daniel Lee Mr. Jeff Werbitt Mr. Eberhard Schoneburg

RVeldman@prestongates.com
949-623-3535

August 16, 2006

VIA FACSIMILE
(202) 772-9210

Ms. Barbara C. Jacobs
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Artificial Life, Inc. Preliminary Proxy Statement on Schedule 14A filed August 4, 2006 File No. 0-25075

Dear Ms. Jacobs:

        This letter supplements our letter, dated August 15, 2006, in response to the staff’s comment letter, dated August 11, 2006, to Mr. Eberhard Schoneburg, President and Chief Executive Officer of Artificial Life, Inc., regarding the company’s Preliminary Proxy Statement on Schedule 14A filed on August 4, 2006.

        Based on telephone conversations with the staff, in addition to the revisions set forth in our August 15 letter, the company proposes add the following disclosure to the information set forth under the subheading “New Plan Benefits”:

“In addition to the option shares included in the table above, the company has issued and outstanding options to purchase 4,173,794 shares of common stock in excess of the 3,700,000 shares previously approved by our stockholders. The exercise prices of these options range from $0.44 to $1.00 per share, with a weighted average exercise price of approximately $0.68 per share. These options were granted to certain non-employee consultants and advisors for services provided to the company. These options are immediately exercisable and expire at various times between May 5, 2007 and August 14, 2007.”

        We propose to incorporate the foregoing revisions to the company’s proxy statement in a Definitive Proxy Statement on Schedule 14A.

Ms. Barbara C. Jacobs
August 16, 2006

        If you have any questions or comments concerning this response, please do not hesitate to contact me at (949) 623-3535.

Sincerely, /S/ RAYMOND L. VELDMAN Raymond L. Veldman

cc:	Mr. Daniel Lee Mr. Jeff Werbitt Mr. Eberhard Schoneburg

August 16, 2006

Ms. Barbara C. Jacobs
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Artificial Life, Inc. Proxy Statement on Schedule 14A File No. 0-25075

In connection with the filing of the above-referenced Proxy Statement with the U.S. Securities and Exchange Commission, the company hereby acknowledges that:

1.	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclosure the Commission from taking any action with respect to the filing; and

3.	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, ARTIFICIAL LIFE, INC. By: /S/ EBERHARD SCHONEBURG Eberhard Schoneburg, President and Chief Executive Officer